UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
 Annual report pursuant to Section 15(d) of the Securities and Exchange
Act of 1934 for the fiscal year ended December 31, 2021
Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the transition period from ___ to ___
Commission file number: 001-12297
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Penske Automotive Group 401(k) Savings and Retirement Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

Penske Automotive Group 401(k) Savings and Retirement Plan

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Supplemental Schedules

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2021	3
Notes to Financial Statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021	4
Supplemental Schedules*
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	9
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions	10

*All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	11

Signature	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Penske Automotive Group 401(k) Savings and Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Penske Automotive Group 401(k) Savings and Retirement Plan (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2021, and the schedule of delinquent participant contributions for the year ended December 31, 2021, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan

June 22, 2022

We have served as the auditor of the Plan since 1999.

Penske Automotive Group 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	December 31,
	2021	2020

Assets:
Investments at fair value	$839,024,252	$701,003,987
Receivables:
Participant contributions	2,337,910	1,519,470
Employer contributions	4,201,235	3,048,754
Due from broker	14,793	—
Notes receivable from participants	19,023,873	18,770,612
Total receivables	25,577,811	23,338,836
Total assets	864,602,063	724,342,823

Liabilities:
Participant refunds payable	12,333	601
Due to broker	—	—
Total liabilities	12,333	601
Net assets available for benefits	$864,589,730	$724,342,222

See accompanying notes to the financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Investment income:
Net appreciation in fair value of investments	$118,241,636
Interest and dividends	3,202,401
Net investment gain	121,444,037

Contributions:
Participant contributions	56,024,983
Employer contributions	16,570,866
Participant rollover contributions	17,994,649
Total contributions	90,590,498

Distributions to participants	(70,996,687)
Administration fees	(790,340)

Increase in net assets	140,247,508

Net assets available for benefits, beginning of year	724,342,222
Net assets available for benefits, end of year	$864,589,730

See accompanying notes to the financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan
Notes to Financial Statements
1. Description of the Plan
(a) General
The following description of the Penske Automotive Group 401(k) Savings and Retirement Plan, as amended through December 31, 2021, (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan is a defined contribution savings plan (401(k) plan) covering all eligible employees of Penske Automotive Group, Inc. (the “Company” or “Plan Sponsor”) and its subsidiaries, including eligible employees of Premier Truck Group (“PTG”), in the United States who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The 401(k) Savings and Retirement Plan Committee (the “Committee”) is the designated administrator of the Plan and has responsibility for reviewing the performance of the Plan’s investments. Certain asset-based fees are paid by the Plan participants. On July 1, 2019, Principal Financial Group, Inc. ("Principal", "Trustee", or "Recordkeeper") completed the purchase agreement with Wells Fargo Bank, N.A. to acquire its institutional retirement and trust business, including its recordkeeping and custody services. Principal serves as the trustee and recordkeeper of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.
(b) Eligibility
Full-time employees in the United States, and part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date they have completed sixty days of service.
(c) Participant Accounts
Individual accounts are maintained by the Recordkeeper for each of the Plan’s participants. Such accounts include the participant’s contributions and related Employer Match Contributions (as defined below), as adjusted by the net investment return on the participant’s holdings. Participant accounts are also charged with recordkeeping administrative fees.
(d) Contributions
Under the provisions of the Plan, new employees are automatically enrolled in the Plan at a deferral rate of 2% of eligible employee compensation. Participants may elect to defer, through payroll deductions, a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings. Participants may adjust their deferral percentage at any time. Highly compensated employees (“HCEs”) are limited to deferring up to 10% of gross earnings. The Plan provides for both pre-tax contributions and after-tax (Roth) contributions. Such contributions may not exceed Internal Revenue Code (“IRC”) 402(g) limitations ($19,500 in 2021). The Plan also permits participants who are 50 or older to make additional contributions (up to $6,500 in 2021). A participant’s elective contributions and any related Employer Match Contributions, as defined below, are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in an age-appropriate target retirement fund (“Default Investment”).
The Plan was amended on May 1, 2021 to increase the maximum percentage of compensation non-HCEs may elect to defer to the Plan through payroll deductions from 20% to 75% of gross earnings.

The Plan Sponsor funds discretionary matching contributions at a level of 62.5% of the first 4% of eligible salary deferrals for most participants and at a level of 50% of the first 6% of eligible salary deferrals for participants of PTG (“Employer Match Contributions”). Eligible salary deferrals used to determine discretionary matching contributions may not exceed IRC 401(a)(17) limitations ($290,000 in 2021). Employer Match Contributions are invested based on participant investment elections or in the Default Investment if the participant did not make an election.
During 2021 and 2020, certain HCEs deferred a portion of their compensation in excess of the Plan limit. The Plan intends to refund the excess contributions and has recorded a participant refund payable of $12,333 and $601 at December 31, 2021 and 2020, respectively, relating to excess contributions.
During 2021, rollover contributions by employees hired as a result of acquisitions totaled $13,604,876.

(e) Notes Receivable from Participants
Participants may take loans from their accounts from a minimum of $1,000 up to the lesser of a defined amount or $50,000. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest are paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive twelve-month period.
(f) Vesting
Employee contributions to the Plan vest immediately. Employer Match Contributions vest upon the attainment by the participant of three years of credited service.
(g) Investments
As of December 31, 2021 and 2020 participant investment options consisted primarily of common collective trust funds, employer securities, and mutual funds. Participants are generally permitted to change investment options daily.
(h) Payment of Benefits
Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service (“IRS”) regulations.
(i) Forfeited Accounts
At December 31, 2021 and 2020, forfeited non-vested assets totaled $301,374 and $868,731, respectively, which may be used to pay Plan administration fees and/or Employer Match Contributions. During 2021, approximately $1,233,776 of fees and matching contributions were paid by the Plan Sponsor using forfeited amounts.
2. Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
(b) Investment Valuation and Income Recognition
The Plan’s investments in Company common stock and mutual funds are stated at fair value as determined by quoted market prices. The Plan’s investments in common collective trust funds are stated using the net asset value of the investment as a practical expedient as determined by the issuer of the funds and based on the fair value of the underlying investments held by the funds, discussed further below. The Plan’s investment in the Wells Fargo Stable Return Fund

(the “Fund”) is a common collective trust fund stated at net asset value and is valued based on the underlying investments in the Fund. The Fund holds synthetic and other fully benefit-responsive guaranteed investment contracts.
The Plan’s investments in common collective trust funds are divided into units of participation, as determined daily by the Trustee. The daily value of each unit of participation, or net asset value, is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value. There are no restrictions on redemptions or unfunded commitments as of December 31, 2021 and 2020.
Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
(c) Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
(d) Payment of Benefits
Benefit payments are recorded upon distribution. There were $33,859 allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid, at December 31, 2021, compared to no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid, at December 31, 2020.
(e) Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions, deductions, and the disclosure of contingent assets and liabilities in the accompanying financial statements. Actual results could differ from those estimates.
(f) Risks and Uncertainties
The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
3. Fair Value Measurements
The Financial Accounting Standards Board has established a single authoritative definition of fair value and has established the following three-tier hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value:
Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The availability of observable market data is monitored by the Plan’s management to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2021 and 2020, there were no transfers between levels.
Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Below is a summary of assets measured at fair value on a recurring basis and assets measured at net asset value:

		Fair Value Measurement
Total Investments	December 31, 2021	Level 1	Level 2	Level 3
Common Collective Trust Funds (1)	$697,482,917	$—	$—	$—
Employer Securities	52,569,173	52,569,173	—	—
Mutual Funds	88,972,162	88,972,162	—	—
Total	$839,024,252	$141,541,335	$—	$—
(1)The fair value of each common collective trust fund has been estimated using the net asset value of the investment as a practical expedient.

		Fair Value Measurement
Total Investments	December 31, 2020	Level 1	Level 2	Level 3
Common Collective Trust Funds (1)	$593,114,746	$—	$—	$—
Employer Securities	30,779,350	30,779,350	—	—
Mutual Funds	77,109,891	77,109,891	—	—
Total	$701,003,987	$107,889,241	$—	$—
(1)The fair value of each common collective trust fund has been estimated using the net asset value of the investment as a practical expedient.
4. Exempt Party-in-Interest Transactions
As of December 31, 2021 and 2020, the Plan (through investments in Penske Automotive Group, Inc. Common Stock) held 490,293 and 518,258 shares, respectively, of Penske Automotive Group, Inc. Common Stock with a cost basis of $30,297,006 and $30,080,745, respectively. The fair value of Penske Automotive Group, Inc. Common Stock held by the Plan was $52,569,173 and $30,779,350 at December 31, 2021 and 2020, respectively. In addition, certain Plan investments are shares of various funds managed by Principal, which is the trustee of the Plan. Fees paid for investment management services were included as a reduction of the return earned on each fund. These investments and their related transactions are considered exempt party-in-interest transactions.
5. Plan Termination
Although it has not expressed any intention to do so, the Company retains the right, if necessary, to terminate the Plan. Any such termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their account balances.
6. Federal Income Tax Status
The Plan uses a prototype plan document sponsored by Principal. Principal received an opinion letter from the IRS, dated March 31, 2014, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS since adopting the prototype plan document effective January 1, 2018. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

7. Nonexempt Party-in-Interest Transactions
The Company remitted $43,135 of certain participant contributions to the trustee later than required by Department of Labor (“DOL”) Regulation 2510.3-102 during the year ended December 31, 2021. The Company will file Form 5330 with the IRS and pay the required excise tax on the transaction. Participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis as required by the DOL guidelines.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2021 and 2020 to the Form 5500:

	2021	2020
Net assets available for benefits per the financial statements	$864,589,730	$724,342,222
Less:
Participant contributions receivable	2,337,910	1,519,470
Employer contributions receivable	4,201,235	3,048,754
Plus:
Participant refunds payable	12,333	601
Net assets available for benefits per the Form 5500	$858,062,918	$719,774,599
The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2021, to the Form 5500:

Total contributions per the financial statements	$90,590,498
Add:
Contributions receivable - December 31, 2020	4,568,224
Less:
Contributions receivable - December 31, 2021	6,539,145
Total contributions per the Form 5500	$88,619,577
The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2021, to the Form 5500:

Total distributions per the financial statements	$70,996,687
Add:
Participant refunds payable - December 31, 2020	601
Less:
Participant refunds payable - December 31, 2021	12,333
Total distributions per the Form 5500	$70,984,955

Penske Automotive Group 401(k) Savings and Retirement Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2021
Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value**	Current Value

COMMON COLLECTIVE TRUST FUNDS
WELLS FARGO STABLE RETURN FUND	$90,652,746
WELLS FARGO ENHANCED STOCK MARKET FUND	81,307,568
NORTHERN TRUST S&P 500 INDEX FUND	52,672,523
SSGA NON-LENDING RUSSELL SMALL/MID CAP INDEX FUND	32,847,636
SSGA TARGET RETIREMENT 2065 NON-LENDING	2,017,523
SSGA TARGET RETIREMENT 2060 NON-LENDING	13,319,426
SSGA TARGET RETIREMENT 2055 NON-LENDING	30,745,067
SSGA TARGET RETIREMENT 2050 NON-LENDING	58,898,488
SSGA TARGET RETIREMENT 2045 NON-LENDING	57,687,388
SSGA TARGET RETIREMENT 2040 NON-LENDING	56,266,419
SSGA TARGET RETIREMENT 2035 NON-LENDING	60,659,900
SSGA TARGET RETIREMENT 2030 NON-LENDING	59,141,328
SSGA TARGET RETIREMENT 2025 NON-LENDING	48,934,620
SSGA TARGET RETIREMENT 2020 NON-LENDING	27,977,911
SSGA TARGET RETIREMENT INCOME NON-LENDING	12,029,466
SSGA U.S. BOND INDEX NON-LENDING SERIES FUND	7,600,706
SSGA INTERNATIONAL INDEX NON-LENDING FUND	4,724,202
TOTAL COMMON COLLECTIVE TRUST FUNDS	697,482,917

EMPLOYER SECURITIES
*PENSKE AUTOMOTIVE GROUP, INC. COMMON STOCK	52,569,173

MUTUAL FUNDS
DODGE & COX INTERNATIONAL STOCK FUND	16,795,227
VANGUARD STRATEGIC EQUITY FUND	51,291,326
BLACKROCK EMERGING MARKETS FUND INC	4,629,301
PIMCO TOTAL RETURN FUND	16,256,308
TOTAL MUTUAL FUNDS	88,972,162

*PARTICIPANT LOANS (MATURING 2022 TO 2036 AT INTEREST RATES OF 3.25% - 9.50%)	19,023,873
TOTAL	$858,048,125
* Represents a party-in-interest to the plan
** Cost information is not required for participant-directed investments and therefore is not included

Penske Automotive Group 401(k) Savings and Retirement Plan
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions
As of December 31, 2021
Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: (✓)	Contributions Not Corrected (1)	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan	$41,591	$1,544	$—	$—
(1) 2021 plan year participant contributions that were corrected during the 2022 plan year.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Registered Public Accounting Firm

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penske Automotive Group 401(k) Savings and Retirement Plan

	By:	/s/ Anthony Pordon

Anthony Pordon
Date: June 22, 2022
Chair, 401(k) Savings and Retirement Plan Committee